March 8, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Lyn Shenk

Re:	Vail Resorts, Inc.
Form 10-K for Fiscal Year Ended July 31, 2015
Filed September 28, 2015
File No. 001-09614
Response dated March 8, 2016
Dear Mr. Shenk:
This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 24, 2016 to Mr. Michael Z. Barkin, Executive Vice President and Chief Financial Officer of Vail Resorts, Inc. (the “Company”), regarding the above-referenced Annual Report on Form 10-K.
The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

Financial Statement Notes
Note 5: Acquisitions
Park City, page F-17

1.
We note from your disclosure on page F-18 that the estimated fair value of the Park City Litigation of $26.5 million was not received in cash, but was reflected as part of the cash price negotiated for the Park City acquisition and included in the total consideration for the acquisition of Park City. We note the fair value of the settlement of $26.5 million was determined by applying market capitalization rates to the estimated fair market value of the land and improvements plus an estimate of statutory damages and interest. Please provide us your fair value calculation and as part of your response, discuss the significant assumptions and/or estimates made by management, including why you believe such assumptions or estimates are appropriate in light of the circumstances. Please also provide us with your analysis which shows your calculation for determining fair market value of rents due the company and the estimate of fair value for the settlement that applied to the period prior to the Canyons transaction.

Response: On May 24, 2013, the Company entered into a transaction agreement with affiliates of Talisker Corporation (collectively, “Talisker”) providing for the parties to enter into a long-term ground lease and for the acquisition by the Company of assets related to Canyons Resort in Park City, Utah. On May 29, 2013, the Company entered into the long-term ground lease with Talisker (the “Canyons lease”) and pursuant to the lease and ancillary transaction documents, the Company assumed resort operations of Canyons Resort. The transaction agreement included the land that composes the ski terrain of Park City Mountain Resort (excluding the base area) that is adjacent to Canyons Resort and that is owned by Talisker and was the subject of litigation with the then current resort operators (the “Park City Litigation”). Essentially, the Company assumed Talisker’s landlord rights in connection with the Park City Litigation post the Canyons transaction, and through these rights the Company had a relationship with the Park City Sellers as its tenant. In September 2014, the Company acquired the assets and related operations of the Park City Mountain Resort (including the base area) from then current resort operators (which the Company refers to as the “Park City Sellers”) and entered into ancillary transaction documents that provided for, among other things, the settlement of the Park City Litigation. Following the acquisition, the Park City ski terrain (excluding the base area) which was previously subject to the Park City Litigation, was incorporated into the Canyons lease under the existing terms of the lease.

Since the Park City Litigation settlement represented a preexisting non-contractual relationship settled in conjunction with the acquisition of Park City Mountain Resort, the Company was required to measure the estimated gain on the settlement at fair value upon the consummation of the acquisition. The Park City Litigation originated from the expiration of a lease in May 2011 of ski terrain used by the Park City Mountain Resort (excluding the base area). Since May 2011, the Park City Sellers, which were the then current resort operators of the Park City Mountain Resort, continued to use the land and improvements, such as buildings, chairlifts and other infrastructure with no payment of rent. The Company engaged third party valuation professionals to assist the Company in determining the estimated fair value of the land and improvements on the land subject to the Park City Litigation, the method used to estimate fair value, and the underlying assumptions used to determine the fair value of the past due rent. Of the three main methods to determine fair value (income, market and cost), the Company considered the income approach to be the most appropriate method to value the past due rent. Under the income approach the estimated fair value of the past due rent is computed by taking the estimated fair value of the assets that were previously under lease, multiplied by a capitalization rate representative of a lessor’s rate of return; plus an estimate of statutory damages and interest under Utah law for the period when past due rent was not paid.
The concluded estimated fair value of past due rent was calculated using the following significant assumptions: (i) estimated fair value for the land and improvements on the land subject to the Park City Litigation of $59.5 million as of the date of the Park City Mountain Resort acquisition based on an appraisal of those assets using the market approach for valuing land and the cost approach (replacement or reproduction cost new less estimated depreciation) for valuing improvements on the land, which was performed by the third party valuation professionals; (ii) adjusting the estimated fair value of the land and improvements on the land by an annual escalation rate of 3.0% per year in order to obtain an estimate of value for each year, which represents long-term CPI inflation trends; (iii) estimated market capitalization rates ranging from 7.0% to 9.0%, which the Company utilized an average rate of 8.0%, supported by real estate investor surveys and the third party valuation professionals’ knowledge with similar properties; (iv) applying annual court mandated post judgment interest rates ranging from 2.1% to 2.3% to the estimated annual market rent as the past due rent was for prior years and each year’s estimate of market rent would have accrued interest based on the time between when it would have originally been due and the date the litigation was settled; (v) application of statutory treble damages which were calculated on estimated market rents subsequent to the date that notice to vacate the premises had been delivered to the Park City Sellers in September 2013; and (vi) the periods to which market rent was due to (a) Talisker from May 2011, which represents the date the lease subject to the Park City Litigation expired, to May 2013 the date in which the Company acquired certain rights to the Park City Litigation from Talisker, and (b) rents due to the Company from May 2013 to September 2014, the effective settlement date of the Park City Litigation in conjunction with the acquisition of Park City Mountain Resort.
The $26.5 million estimated fair value calculation of the Park City Litigation settlement was calculated as follows (in thousands):

Vail Resorts, Inc.
Valuation Analysis of Park City Mountain Resort
Estimated Fair Value of Past Due Rent
Valuation Date: September 11, 2014

Lease Description	Value
Period start date:	May 1, 2011
Period end date:	September 11, 2014
Total term (years)	3 years, 4.5 months
Land & improvements on land estimated fair value	$59,500
Capitalization rate	8.0%
Annual cost inflation	3.0%
Treble damages multiple	3x
Treble damage period	September 2013 to September 2014
Post judgment interest rates	2.1% - 2.3%

Period	2011 (a)	2012 (a)	2013 (a)	2014 (b)	Total
Months	12.0	12.0	12.0	4.5
Improvement value	$55,984	$57,715	$59,500	$59,500
Market rent	4,479	4,617	4,760	1,785
Interest	330	234	141	14
Total fair value of market rent + interest	4,809	4,851	4,901	1,799	16,360
Rent (including interest) applicable to treble damages	—	—	3,267	1,799	5,066
Talisker: rent + interest (pre-Canyons transaction)	4,809	4,851	408	—	10,068
Vail: rent + interest + treble	—	—	11,027	5,398	16,425
Total estimated fair value of past due rent					$26,493
(a) Each year begins on May 1 and ends on April 30, the following calendar year.
(b) Represents the period up to September 11, 2014.

As an overall check to determine the reasonableness of the value assigned to past due rent and the consideration transferred for the acquisition of the Park City Mountain Resort, the Company calculated the enterprise value of Park City Mountain Resort and compared it to the total cash consideration plus the estimated fair value of past due rent and other assumed liabilities, and noted that amounts were consistent.

2.
Further, in light of your preexisting relationship with Park City, please tell us how you considered the guidance prescribed in ASC 805-10-25-20 in determining the appropriate accounting treatment of the Park City Litigation settlement for which the entire amount was included as part of the purchase price for Park City. It appears that the amounts involved in the settlement should not be part of the exchange for Park City, but rather accounted for as a separate transaction pursuant to ASC 805-10-25-21a.

Response: In evaluating the accounting treatment for the acquisition of the Park City Mountain Resort and the effective settlement of the Park City Litigation in conjunction with the acquisition, the Company relied on the guidance as prescribed in ASC 805-10-25-20 and 805-10-25-21(a). Specifically, the Company identified the Park City Litigation settlement as a preexisting non-contractual tenant/landlord relationship that the Company had with the Park City Sellers. The termination of this relationship was accounted for as a separate transaction and not part of the cash consideration paid by the Company to the Park City Sellers in exchange for the Park City Mountain Resort. Furthermore, the Company relied on the guidance as prescribed in ASC 805-10-55-21(a) and recognized a gain for the settlement of this preexisting non-contractual relationship at its estimated fair value. The estimated fair value of the Park City Litigation settlement was determined based on the valuation methodology and analysis as discussed in our response to Question 1 above since there were no explicit settlement amount nor was there consideration paid by the Park City Sellers to the Company for dismissal of the Park City Litigation. As such, the estimated fair value of the litigation settlement was reflected in the acquired net assets of Park City Mountain Resort.
The Company’s accounting treatment for these separate transactions is also consistent with the guidance and example as set forth in PricewaterhouseCoopers’ 2014 Global Accounting and Financial Reporting Guide for Business Combinations and Noncontrolling Interests. The Company specifically referred to the interpretive guidance in sections 2.7.3 and 2.7.3.1 and Example 2-26 which illustrates the recording of a litigation settlement in conjunction with a business combination.
In light of the Staff’s comments, we will revise our disclosures in future filings to clarify that the Park City Litigation settlement was recorded as a separate transaction from the acquisition of the Park City Mountain Resort.

* * *
We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact me at (303) 404-1802 or Mark L. Schoppet, our Senior Vice President, Controller and Chief Accounting Officer at (303) 404-1930 at your earliest convenience.
Sincerely,
/s/ Michael Z. Barkin __________________
Michael Z. Barkin
Executive Vice President and Chief Financial Officer

cc: Mark L. Schoppet, Senior Vice President, Controller
and Chief Accounting Officer